Exhibit 99.8

Workplace Intelligence Software Provider Othership Announces Opening of London Office to Support Global Expansion

Vancouver, British Columbia (April 22, 2026) — Leading workplace intelligence platform Othership has announced the opening of an office in London in April 2026 to better serve customers and expand its offerings. Founded in 2018 in the United Kingdom, the company has built a strong European presence over the years, partnering with over 600 bookable workplaces across the region. Providing innovative solutions for organizations with distributed workforces, Othership bridges the gap between workspace optimization and employee engagement through data-driven insights. The new office will enhance operational efficiency across the UK and Europe while supporting Othership’s continued global expansion. It will strengthen support for both teams and customers, and establish a central London hub to further develop relationships with customers and partner venues.

“Othership enables organizations to seamlessly access high-quality workspaces across key cities like London, giving hybrid, remote, and travelling teams the flexibility to work where they perform best,” said Othership founder Arnaud Mardegan. “Beyond on-demand workspace access, we deliver workplace intelligence that gives organizations real visibility into how their teams operate — across external locations and within the office — transforming fragmented data into clear insights that inform better decisions around space, collaboration, and performance.”

With now over 30,000 bookable workspaces listed on its platform worldwide, Othership has been progressively growing its portfolio of partner venues, with new locations in Germany, the Netherlands, Belgium, Portugal, the United States, and the UAE. The company’s London office will help manage the integration of new venues and build new partnerships globally.

For organizations with a hybrid or remote workforce, Othership serves as a unified decision infrastructure. By giving both executives and employees visibility into who is working — where, when, and how — the platform supports smarter planning, reduces wasted space, improves sustainability and productivity, and reshapes offices for connection and collaboration.

About Othership

Othership, a subsidiary of ZenaTech Inc., is a cloud-based workplace intelligence platform that uses data-driven insights to help organizations optimize workspaces, reduce real estate spend, improve capital efficiency, and increase employee engagement. The platform provides executives and HR leaders with access to 30,000+ workspaces worldwide, as well as clear visibility into their existing space utilization, workforce deployment, and operational performance to inform strategic decision-making. Othership supports smarter planning, improved sustainability, and enhanced workplace culture, aligning corporate goals and employee needs.

Safe Harbor

This press release and related comments include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of Othership and reflects management’s expectations and projections regarding Othership’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to Othership’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; Othership's ability to deliver products to the market as currently contemplated, including Workspace Finder and Workplace Manager; Othership's ability to develop products for markets as currently contemplated; Othership’s anticipated cash needs and its needs for additional financing; Othership’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which its parent, ZenaTech, operates; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of Othership; Othership’s expected business objectives for the next twelve months; Othership’s ability to obtain additional funds as required including from its parent, ZenaTech, or affiliated companies; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, rules and regulations; and other related risks and uncertainties disclosed under the heading “Risk Factors“ in ZenaTech's filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. Othership undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Contact for more information:

Celeste Maridat

PR & Communications Specialist

ZenaTech, Inc.
media@zenatech.com